EXHIBIT 99.1

Westport Reports Third Quarter 2024 Financial Results

Transition of Heavy-Duty OEM assets into Cespira, where they generated revenue of $16.2 million outweighs quarter-over-quarter revenue decline of $11.2 million

VANCOUVER, British Columbia, Nov. 12, 2024 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT), a leading supplier of advanced alternative fuel systems and components for the global transportation industry, reported financial results for the third quarter ended September 30, 2024, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

“Westport delivered solid results in the third quarter of 2024. Although revenue was down, this decrease was more than outweighed by the revenue earned at Cespira and we delivered significant improvement in Adjusted EBITDA. We continue to execute against our three strategic pillars - harnessing the potential of our HPDI joint venture, enhancing operational excellence, and driving continuous innovation to shape the world’s alternative fueled future. The third quarter represented the first full quarter with Cespira, our HPDI joint venture with Volvo Group, being operational. This, along with the steps we have taken with respect to various cost cutting measures, has enabled Westport to decrease our costs including research and development as well as sales, general and administrative expenses by approximately 40 percent as compared to the same period last year.

We remain confident in the role that alternative fuels will play in driving sustainability in the future of the transportation and industrial application space. Regarding hydrogen, we acknowledge the slowdown in infrastructure development in the global market, which has tapered the adoption of automotive and industrial applications powered by hydrogen. The success of this market depends on the installation of infrastructure and the production of clean hydrogen, both of which have been slow to materialize.  However, we are steadfast in our belief that hydrogen as a fuel will prevail – although gradual as opposed to immediate – and become a clean fuel source that is adopted worldwide. In the meantime, Westport currently delivers a suite of proven and innovative components and systems for a wide range of affordable alternative low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen. We are driving cleaner performance by addressing lower emissions regulations with practical applications using innovation available today.

As we navigate the next quarter, and the next year, Westport is strongly committed to driving operational excellence, nurturing innovation, and supporting Cespira, all to position the Company for sustainable growth in an evolving landscape. We are focused and dedicated to the present and our future."

Dan Sceli, Chief Executive Officer, Westport Fuel Systems

Q3 2024 Highlights

  Revenues decreased by 14% to $66.2 million compared to $77.4 million in the same quarter last year, primarily driven by the transition of the Heavy-Duty OEM revenues now being reflected in the results of Cespira, of which Westport accounts for as an equity investment.
  Net loss of $3.9 million for the quarter, an improvement over the net loss of $11.9 million for the same quarter last year. This was primarily the result of an improvement in gross margin by $1.3 million compared to the prior year quarter, a significant decrease in operating expenditures and depreciation and amortization as costs previously associated with our HPDI business are now accrued by Cespira, cost reductions in Westport and a net foreign exchange gain of $1.1 million.
  Continued improvement in Adjusted EBITDA[2] achieving negative $0.8 million compared to negative $3.0 million for the same period in 2023.
  Cash and cash equivalents were $33.3 million at the end of the third quarter of 2024. Cash used in operating activities was $9.9 million primarily from an increase in working capital of $11.4 million. Cash provided by investing activities included the sale of investments for $9.6 million related to the collection of $8.4 million from the formation of the HPDI JV and sale of our ownership interest in Westport Weichai Inc. ("Weichai"), partially offset by the purchase of capital assets of $2.1 million. Cash used in financing activities represented debt repayments of $7.0 million in the quarter.
  In September 2024, HPDI Technology, the joint venture between Volvo Group and Westport, launched as Cespira.
CONSOLIDATED RESULTS

($ in millions, except per share amounts)	3Q24	3Q23	Over / (Under) %	9M24	9M23	Over / (Under) %
Revenues	$66.2	$77.4	(14)%	$227.2	$244.7	(7)%
Gross Margin(2)	14.5	13.2	10%	43.3	40.9	6%
Gross Margin %(2)	22%	17%		19%	17%
Income (loss) from Investments Accounted for by the Equity Method(1)	(2.8)	0.4	(800)%	(3.4)	0.6	(670)%
Net Loss	$(3.9)	$(11.9)	68%	$(11.7)	$(35.8)	67%
Net Loss per Share - Basic	$(0.22)	$(0.70)	69%	$(0.68)	$(2.08)	67%
Net Loss per Share - Diluted	$(0.22)	$(0.70)	69%	$(0.68)	$(2.08)	67%
EBITDA(2)	$(0.3)	$(8.6)	97%	$(0.5)	$(25.0)	98%
Adjusted EBITDA(2)	$(0.8)	$(3.0)	73%	$(9.4)	$(11.5)	18%

(1) This includes income (loss) from Minda Westport Technologies Limited and Cespira.

(2) Gross margin, EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Segment Information

Light-Duty Segment

Revenue for the three and nine months ended September 30, 2024 was $61.5 million and $194.2 million, respectively, compared with $60.2 million and $200.4 million for the three and nine months ended September 30, 2023.

Light-Duty revenue increased by $1.3 million for the three months ended September 30, 2024 compared to the prior year quarter, primarily a result of an increase in sales in our light-duty OEM and IAM businesses and partially offset by decreased sales in our fuel storage, DOEM, and electronics businesses. For the nine months ended September 30, 2024, Light-Duty revenue decreased by $6.2 million compared to the prior year period, primarily driven by a decrease in sales in our DOEM, and fuel storage businesses and partially offset by an increase in sales in our light-duty OEM, electronics, and IAM businesses.

Gross margin increased by $1.9 million to $13.9 million, or 23% of revenue, for the three months ended September 30, 2024 compared to $12.0 million, or 20% of revenue, for the three months ended September 30, 2023. This was primarily driven by a slight increase in sales volumes, a change in sales mix with increases in sales to European customers and reduction in sales to developing regions.

Gross margin increased by $4.3 million to $41.4 million, or 21% of revenue, for the nine months ended September 30, 2024 compared to $37.1 million, or 19% of revenue, for the nine months ended September 30, 2023. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions.

Westport began supplying its Euro 6 LPG fuel system to its global OEM customer in early 2024. Despite a slower start to production than anticipated, Westport expects to exceed planned Euro 6 LPG fuel system deliveries in 2024. This production supply agreement has been instrumental in improving revenue and delivering higher margins, which more than offset the decline in revenue as a result of a key delayed OEM customer continuing to work through their inventory. Production for the Euro 7 LPG fuel system for the same global OEM customer is anticipated to begin mid-to-late 2025.

The Light-Duty segment continues to evolve our LPG fuel system solution, providing more customers with a cost-competitive alternative fuel solution. Recently, two new product platforms were announced utilizing our systems. Westport was excited to be part of the first-ever OEM hybrid vehicle powered by HEV and LPG technologies - the Kia Niro Tri-Fuel in Italy. This revolutionary product, born from Westport's historic partnership with Kia Italia, offers three fuel sources—petrol, electric, and LPG—delivering over 1,600 km on full tanks with reduced emissions and uncompromised performance. Westport also announced the global availability of a LPG fuel system for the RAM 1500 Hurricane 3.0 DI Twin Turbo engine, enabling customers to benefit from lower emissions and lower fuel costs.

High-Pressure Controls & Systems Segment

Revenue for the three and nine months ended September 30, 2024, was $1.6 million and $7.4 million, respectively, compared with $3.7 million and $9.4 million for the three and nine months ended September 30, 2023. The decrease in revenue for the three months ended September 30, 2024 compared to the prior year quarter was primarily driven by the general slowdown in the hydrogen infrastructure development leading to a slower adoption of automotive and industrial applications powered by hydrogen.

Gross margin decreased by $0.6 million to $0.4 million, or 25% of revenue, for the three months ended September 30, 2024 compared to $1.0 million or 27% of revenue, for the three months ended September 30, 2023. Gross margin decreased by $0.9 million to $1.5 million, or 20% of revenue, for the nine months ended September 30, 2024 compared to $2.4 million, or 26% of revenue, for the nine months ended September 30, 2023. This was primarily driven by lower sales volume in the quarter.

Heavy-Duty OEM Segment

Revenue for the three and nine months ended September 30, 2024 includes revenue from the HPDI business from January 1 to June 3, the closing date of the transaction to form Cespira plus revenue earned under a transitional services agreement. Revenue for the three and nine months ended September 30, 2024 was $3.1 million and $25.6 million, respectively, compared with $13.5 million and $34.9 million for the three and nine months ended September 30, 2023.

The decrease in revenue for the three months ended September 30, 2024 is a result of the transition of this business to Cespira and the resulting change in accounting treatment. We continue to earn service revenue from Cespira under the transitional services agreement for the quarter, which is represented in this segment.

Gross margin was $0.2 million, or 6% of revenue, for the three months ended September 30, 2024 compared to $0.2 million or 1% of revenue, for the three months ended September 30, 2023. Gross margin decreased by $1.0 million to $0.4 million, or 2% of revenue, for the nine months ended September 30, 2024 compared to $1.4 million, or 4% of revenue, for the nine months ended September 30, 2023.

Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting for investments.

The following table sets forth a summary of the financial results of Cespira for the three months ended September 30, 2024 and the period between June 3, 2024 to September 30, 2024:

	Three months ended September 30,		Change		Period ended September 30,		Change
(in millions of U.S. dollars)	2024	2023	$	%	2024	2023	$	%
Revenue	$16.2	$—	$16.2	—%	$20.3	$—	$20.3	—%
Gross margin[1]	$(1.1)	$—	$(1.1)	—%	$(0.9)	$—	$(0.9)	—%
Gross margin %[1]	(7)%	—%			(4)%	—%
Operating loss	$(5.3)	$—	$(5.3)	—%	$(7.3)	$—	$(7.3)	—%
Net loss attributable to the Company	$(3.0)	$—	$(3.0)	—%	$(4.1)	$—	$(4.1)	—%

(1) Gross margin is a non-GAAP measure. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation to equivalent GAAP measures and limitations on the use of such measures.

Cespira earned revenue of $16.2 million for three months ended September 30, 2024. For the prior year quarter, the Heavy-Duty OEM segment included our HPDI business which earned $13.5 million. The revenue increase is largely driven by an increase in HPDI systems sold.

Cespira lost $1.1 million on gross margin for three months ended September 30, 2024. For the prior year quarter, the Heavy-Duty OEM segment earned $0.2 million.

Cespira had operating losses of $5.3 million for the three months ended September 30, 2024. For the prior year quarter, Heavy-Duty OEM had incurred operating losses of $3.7 million.

As previously announced, Westport and Weichai are parties to a technology development and supply agreement which contains an obligation for Weichai to order, and Westport to supply, certain volumes of HPDI fuel system components prior to December 31, 2024. Significant orders for HPDI fuel system components against this agreement have not been received to date and we do not currently anticipate that orders for any significant additional volumes will be received prior to year end. Westport and Cespira continue to collaborate with Weichai Power Co. Ltd (“Weichai Power”) on an HPDI fuel system equipped version of the Weichai Power engine platforms. The parties are currently discussing the next stages of this work and the obligations of each party going forward.

SEGMENT RESULTS	Three months ended September 30, 2024

	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
Light-Duty	$61.5	$2.4	$1.6	$0.2
High-Pressure Controls & Systems	1.6	(1.2)	0.1	—
Heavy-Duty OEM	3.1	0.9	—	—
Corporate	—	(1.0)	0.1	(3.0)
Cespira	16.2	(5.3)	0.9	—
Total segment	82.4	(4.2)	2.7	(2.8)
Less: Cespira	16.2	(5.3)	0.9	—
Total consolidated	$66.2	$1.1	$1.8	$(2.8)

SEGMENT RESULTS	Three months ended September 30, 2023
	Revenue	Operating loss	Depreciation & amortization	Equity income
Light-Duty	$60.2	$(3.0)	$1.7	$0.4
High-Pressure Controls & Systems	3.7	(0.4)	0.1	—
Heavy-Duty OEM	13.5	(3.7)	1.3	—
Corporate	—	(5.0)	0.1	—
Total Consolidated	$77.4	$(12.1)	$3.2	$0.4

Q3 2024 Conference Call
Westport has scheduled a conference call on November 13, 2024, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call please register at https://register.vevent.com/register/BI0e453d34cd1c4f7da856b4eec14f0d4c. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/.

The webcast will be archived on Westport’s website at https://investors.wfsinc.com.

Financial Statements and Management's Discussion and Analysis
To view Westport financials for the second quarter ended September 30th, 2024, please visit https://investors.wfsinc.com/financials/

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and hydrogen), the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport’s products and expansion of product coverage, future market opportunities, speed of adoption of natural gas and hydrogen for transportation and terms and timing of current and future agreements as well as Westport's management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas and hydrogen, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas and hydrogen vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas and hydrogen vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, ongoing supply chain challenges as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of gross margin, gross margin as a percentage of revenue, net income, EBITDA and Adjusted EBITDA. The Company defines gross margin as revenue less cost of revenue. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The terms gross margin, gross margin as a percentage of revenue, EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

Gross margin and Gross margin as percentage of Revenue
(expressed in millions of U.S. dollars)
Three months ended	3Q23	4Q23	1Q24	2Q24	3Q24
Revenue	$77.4	$87.2	$77.6	$83.4	$66.2
Less: Cost of revenue	64.2	79.2	65.9	66.3	51.7
Gross margin	13.2	8.0	11.7	17.1	14.5
Gross margin %	17.1%	9.2%	15.1%	20.5%	21.9%

EBITDA and Adjusted EBITDA
(expressed in millions of U.S. dollars)
Three months ended	3Q23	4Q23	1Q24	2Q24	3Q24
Income (Loss) before income taxes	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)
Interest expense (income), net	0.2	(0.2)	0.5	0.5	0.4
Depreciation and amortization	3.2	3.3	3.2	1.7	1.8
EBITDA	(8.6)	(10.9)	(9.2)	9.0	(0.3)
Stock based compensation (recovery)	(0.3)	1.4	0.3	1.2	(0.1)
Unrealized foreign exchange (gain) loss	1.4	(0.9)	1.8	0.1	(1.1)
Severance costs	4.5	—	0.5	0.2	0.1
Gain on deconsolidation	—	—	—	(13.3)	—
Loss on sale of investment	—	—	—	—	0.4
Restructuring costs	—	—	—	0.8	0.2
Impairment of long-term investments	—	0.4	—	—	—
Adjusted EBITDA	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) September 30, 2024 and December 31, 2023

	September 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$33,257	$54,853
Accounts receivable	70,344	88,077
Inventories	66,322	67,530
Prepaid expenses	7,165	6,323
Total current assets	177,088	216,783
Long-term investments	41,322	4,792
Property, plant and equipment	42,665	69,489
Operating lease right-of-use assets	20,433	22,877
Intangible assets	5,953	6,822
Deferred income tax assets	11,696	11,554
Goodwill	3,088	3,066
Other long-term assets	9,389	20,365
Total assets	$311,634	$355,748
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$88,760	$95,374
Current portion of operating lease liabilities	2,656	3,307
Short-term debt	—	15,156
Current portion of long-term debt	15,260	14,108
Current portion of warranty liability	4,045	6,892
Total current liabilities	110,721	134,837
Long-term operating lease liabilities	17,781	19,300
Long-term debt	23,483	30,957
Warranty liability	1,350	1,614
Deferred income tax liabilities	4,138	3,477
Other long-term liabilities	4,869	5,115
Total liabilities	162,342	195,300
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
17,264,864 (2023 - 17,174,502) common shares issued and outstanding	1,245,712	1,244,539
Other equity instruments	9,399	9,672
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,086,133)	(1,074,434)
Accumulated other comprehensive loss	(31,202)	(30,845)
Total shareholders' equity	149,292	160,448
Total liabilities and shareholders' equity	$311,634	$355,748

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Revenue	$66,251	$77,391	$227,211	$244,653
Cost of revenue and expenses:
Cost of revenue	51,785	64,163	183,900	203,695
Research and development	3,266	5,748	17,519	18,796
General and administrative	7,706	12,993	29,662	33,307
Sales and marketing	2,770	4,088	9,497	12,557
Foreign exchange (gain) loss	(1,069)	1,430	808	4,926
Depreciation and amortization	751	1,100	2,514	3,158
	65,209	89,522	243,900	276,439
Income (loss) from operations	1,042	(12,131)	(16,689)	(31,786)

Income (loss) from investments accounted for by the equity method	(2,781)	448	(3,438)	633
Gain on deconsolidation	—	—	13,266	—
Loss on sale of investment	(352)	—	(352)	—
Interest on long-term debt and accretion on royalty payable	(919)	(568)	(2,125)	(2,058)
Loss on extinguishment of royalty payable	—	—	—	(2,909)
Interest and other income, net of bank charges	569	238	761	1,437
Loss before income taxes	(2,441)	(12,013)	(8,577)	(34,683)
Income tax expense (recovery)	1,427	(76)	3,122	1,089
Net loss for the period	(3,868)	(11,937)	(11,699)	(35,772)

Changes in foreign currency translation adjustment	2,177	(3,427)	535	1,925
Ownership share of equity method investments' other comprehensive loss	(809)	—	(892)	—
Other comprehensive income (loss)	1,368	(3,427)	(357)	1,925
Comprehensive loss	$(2,500)	$(15,364)	$(12,056)	$(33,847)

Net loss per share:
Net loss per share - basic	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Net loss per share - diluted	$(0.22)	$(0.70)	$(0.68)	$(2.08)
Weighted average common shares outstanding:
Basic	17,264,157	17,174,972	17,241,469	17,172,429
Diluted	17,264,157	17,174,972	17,241,469	17,172,429

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and nine months ended September 30, 2024 and 2023

	Three months ended September 30,		Nine months ended September 30,
	2024	2023	2024	2023
Operating activities:
Net loss for the period	$(3,868)	$(11,937)	$(11,699)	$(35,772)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,790	3,250	6,753	9,270
Stock-based compensation expense	267	(310)	900	1,065
Unrealized foreign exchange (gain) loss	(1,069)	1,430	808	4,926
Deferred income tax expense (recovery)	333	(324)	678	(347)
Loss (income) from investments accounted for by the equity method	2,781	(448)	3,438	(633)
Interest on long-term debt and accretion on royalty payable	18	22	53	316
Change in inventory write-downs	594	500	2,030	2,078
Loss on extinguishment of royalty payable	—	—	—	2,909
Change in bad debt expense	271	304	122	676
Gain on deconsolidation	—	—	(13,266)	—
Loss on sale of investments	352	—	352	—
Other	14	144	46	123
Changes in operating assets and liabilities:
Accounts receivable	13,977	2,877	23,760	2,305
Inventories	(7,788)	3,359	(14,242)	2,231
Prepaid expenses	(77)	1,889	(665)	3,296
Accounts payable and accrued liabilities	(15,746)	844	(3,551)	1,894
Warranty liability	(1,782)	(1,061)	(3,809)	(3,622)
Net cash provided by (used in) operating activities	(9,933)	539	(8,292)	(9,285)
Investing activities:
Purchase of property, plant and equipment	(2,140)	(4,081)	(12,470)	(11,993)
Proceeds from sale of investments	9,564	—	29,994	—
Proceeds on sale of assets	38	—	607	133
Dividends received from investments accounted for by the equity method	—	—	297	—
Capital contributions to investments accounted for by the equity method	—	—	(9,900)	—
Net cash provided by (used in) investing activities	7,462	(4,081)	8,528	(11,860)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(6,965)	(11,397)	(41,042)	(33,077)
Drawings on operating lines of credit and long-term facilities	—	7,497	19,336	20,593
Payment of royalty payable	—	—	—	(8,687)
Net cash used in financing activities	(6,965)	(3,900)	(21,706)	(21,171)
Effect of foreign exchange on cash and cash equivalents	1,171	(856)	(126)	99
Net decrease in cash and cash equivalents	(8,265)	(8,298)	(21,596)	(42,217)
Cash and cash equivalents, beginning of period (including restricted cash)	41,522	52,265	54,853	86,184
Cash and cash equivalents, end of period (including restricted cash)	$33,257	$43,967	$33,257	$43,967